Exhibit 21.1

Subsidiaries of Artisan Partners Asset Management Inc.

Name	Jurisdiction of Incorporation/Organization

Artisan Partners Holdings LP	Delaware

Artisan Partners Distributors LLC	Wisconsin

Artisan Investments GP LLC	Delaware

Artisan Partners Limited Partnership	Delaware

Artisan Partners Asia-Pacific PTE Ltd.	Singapore

Artisan Partners Limited	United Kingdom

Artisan Partners UK LLP	United Kingdom

Artisan Partners Services LLC	Delaware

Artisan Partners Alternative Investments GP LLC	Delaware

Artisan Partners Launch Equity LP	Delaware